Exhibit 5.1
November 27, 2009
Cenovus Energy Inc.
721 – 4th Avenue S.W.
P.O. Box 766
Calgary, AB T2P 0M5
Dear Sirs and Mesdames:
Re:     Cenovus Energy Inc.
We have acted as Canadian counsel to Cenovus Energy Inc. (the “Corporation”) in connection with the registration, on Form S-8 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, of 64 million common shares in the capital of the Corporation, as it will exist upon completion of the Arrangement (as defined below) (the “Common Shares”), issuable upon the due exercise of options (the “Options”) to be granted pursuant to the Arrangement and pursuant to the Employee Stock Option Plan of IOCo (as defined below) (the “Plan”), such Plan to become, upon completion of the Arrangement, the Employee Stock Option Plan of the Corporation, as it will exist upon completion of the Arrangement.
We are also counsel to the Corporation in connection with a proposed arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving the Corporation, EnCana Corporation (“EnCana”), the holders of common shares of EnCana and 7050372 Canada Inc. (“IOCo”). Certain of the Options are being granted pursuant to the Arrangement, whereby, among other things, the Corporation will amalgamate with IOCo, with the resulting amalgamated corporation to be named “Cenovus Energy Inc.”
We have examined all such corporate and public records, statutes and regulations and have made such investigations and have reviewed such other documents as we have deemed relevant and necessary and have considered such questions of law as we have considered relevant and necessary in order to give the opinions hereinafter set forth. As to various questions of fact material to such opinions which were not independently established, we have relied upon certificates of public officials and of an officer of the Corporation. In reviewing the foregoing documents, we have assumed the genuineness of all signatures, the veracity of the information contained therein, the authenticity of all documents submitted to us as originals and the conformity to authentic or original documents of all documents submitted to us as certified, notarial, true copies or reproductions.
We are qualified to practice law in the Province of Alberta and this opinion is rendered solely with respect to the laws of the Province of Alberta and the federal laws of Canada applicable therein.
Based upon the foregoing and subject to the qualifications expressed, we are of the opinion that the Common Shares will be, if and when issued in accordance with the terms and conditions of the Options (if granted in accordance with the Arrangement) and, if applicable, in accordance with the terms and conditions of the Plan, including, without limitation, the receipt by the Corporation, as it will exist upon completion of the Arrangement, of the consideration for the Common Shares, duly authorized and validly issued as fully paid and non-assessable common shares in the capital of the Corporation, as it will exist upon completion of the Arrangement.
We consent to the filing of this opinion as an exhibit to the Registration Statement. This opinion is for the sole benefit of the addressee hereof and may not be relied upon by any other person or for any other purpose without our express written consent.
Yours truly,
By:    /s/  Bennett Jones LLP